UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Cosan Limited
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

G25343107
(CUSIP Number)

April 25, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G25343107	13G

1.	NAMES OF REPORTING PERSONS Medalion Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)	☐ ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,843,417
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 10,843,417
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,843,417
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.35%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).  Name of Issuer:

Cosan Limited

Item 1(b).  Address of Issuer’s Principal Executive Offices:

Av. Presidente Juscelino Kubitschek
1726, 6th Floor
São Paulo, SP  04543-000
Brazil

Item 2(a).  Name of Person Filing:

Medalion Holdings Limited

Item 2(b).  Address of Principal Business Office or, if None, Residence:

Level 17 & 18, PJ Tower
No. 18 Jalan Persiaran Barat
Off Jalan Timur
46050 Petaling Jaya
Selangor Darul Ehsan
Malaysia

Item 2(c).  Citizenship:

See Item 4 on cover page to this Schedule 13G.

Item 2(d).  Title of Class of Securities:

Class A Common Shares

Item 2(e).  CUSIP Number:

G25343107

Item 3.  If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)           Amount beneficially owned:

See Item 9 on cover page to this Schedule 13G.

(b)           Percent of class:

See Item 11 on cover page to this Schedule 13G.

(c)           Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

See Item 5 on cover page to this Schedule 13G.

(ii)    Shared power to vote or to direct the vote:

Not applicable.

(iii)   Sole power to dispose or to direct the disposition of:

See Item 7 on cover page to this Schedule 13G.

(iv)   Shared power to dispose or to direct the disposition of:

Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2008

MEDALION HOLDINGS LIMITED
By:	/s/ Swee Hong Chan
Name: Swee Hong Chan
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).